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                              February 10, 2021

       Sean Ekins
       VP of Finance
       AVITA Medical, Inc.
       28159 Avenue Stanford
       Suite 220
       Valencia, CA 91355

                                                        Re: AVITA Medical, Inc.
                                                            Form 10-K for the
fiscal year ended June 30, 2020
                                                            Filed August 27,
2020
                                                            File No. 1-39059

       Dear Mr. Ekins:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended June 30, 2020

       Item 9A. Controls and Procedures, page 49

   1. Please amend the 10-K to revise Management's Report on Internal Control over Financial
                                                        Reporting to
specifically state whether or not the internal control over financial reporting was effective as of
June 30, 2020. Your current disclosure refers to disclosure controls and procedures, which
is separately assessed under "Evaluation of Disclosure Controls and Procedures".
Include updated management certifications as required.
       Consolidated Statements of Operations, page F-4

   2. Please tell us how your presentation of a separate line item for stock-based compensation complies with SAB Topic
14F.
 Sean Ekins
AVITA Medical, Inc.
February 10, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jenn Do at (202) 551-3743 or Vanessa Robertson at (202)
551-
3649 with any questions.



FirstName LastNameSean Ekins                              Sincerely,
Comapany NameAVITA Medical, Inc.
                                                          Division of
Corporation Finance
February 10, 2021 Page 2                                  Office of Life
Sciences
FirstName LastName